October 20, 2010

To: Mr. John Cash, Branch Chief
Division of Corporation Finance
Washington D.C. 20549-3628

Re: Myers Industries, Inc.
Form 10-K for the year ended December 31, 2009
File No. 1-8524

Dear Mr. Cash:

In reference to your letter dated October 8, 2010, pertaining to the above referenced filing, please see the correspondence response following each item below. For your convenience, we have repeated the text of your comments in italics font.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition

Financial Condition & Liquidity and Capital Resources, page 25

1.
We note that you have approximately $65 million of debt that is currently payable. In your next Form 10-Q, please enhance your disclosures to discuss how you intend to satisfy this obligation. If you expect to utilize your Credit Agreement, please discuss the potential impact on your results, including interest expense. Also, please discuss any potential risks or uncertainties regarding your ability to extend the term of your Credit Agreement when it expires.

We currently contemplate using funds available under our Credit Agreement to satisfy the $65 million of debt that matures in December 2010 and in our December 31, 2009 Form 10-K, and at each subsequent interim reporting date, we have disclosed available funds under the Credit Agreement. We anticipate that such action would, under current interest rates, result in a decrease in annual interest expense of approximately $3 million based on lower interest rates applicable to borrowings under the Credit Agreement. This anticipated reduction in interest expense can be estimated using the disclosures regarding interest rates applicable to the $65 million senior notes maturing and the Credit Agreement contained in the Long Term Debt footnote in our Form 10-K.

As disclosed in Item 1A, Risk Factors of our 2009 Form 10-K, if we are unable to maintain access to credit financing, our business may be adversely affected. Our ability to make payments and to refinance our indebtedness, fund planned capital expenditures and acquisitions and pay dividends will depend on our ability to generate cash in the future and retain access to credit financing. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot provide assurance that our business will generate sufficient cash flow or that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Based on current market conditions and our current and projected operating results, we believe we will be able to obtain new credit financing on commercially reasonable terms before our Credit Agreement expires in October 2011, in order to continue to operate the Company in a manner similar to how the business is currently conducted.

In our Form 10-Q for the quarter ended September 30, 2010 and future filings, we will expand the discussion of our Financial Condition & Liquidity and Capital Resources to include this enhanced disclosure.

Critical Accounting Policies – Goodwill, page 27

2.
We note that an impairment of goodwill could be material to your operations. We also note that sales and operating profits have suffered in the current economic environment, specifically in your lawn and garden segment. Please revise future filings, including your next form 10-Q, to disclose the number of reporting units in each reportable segment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please revise future filings, including your next Form 10-Q, to identify the reporting unit, along with the corresponding reportable segment, and to provide the following disclosures for each such unit:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•
A discussion of the uncertainties associated with each key assumption. For example, to the extent that your assumptions materially deviate from your historical results, please include a discussion of those assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

We have four reporting segments: Material Handling, Lawn and Garden, Engineered Products and Distribution. Each reporting segment also consists of only one reporting unit.

We test our goodwill for impairment at least annually as of October 1 (during the fourth quarter of our fiscal year) and whenever events and circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. Under ASC 350, examples of indicators that would cause us to reassess our step-one test at an interim date include, but are not limited to, the following: (i) significant adverse changes in legal factors or business climate, (ii) an adverse action or assessment by a regulator, (iii) unanticipated competition, (iv) a loss of key personnel, (v) a more likely than not expectation that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; or (vi) when a significant asset group within a reporting unit is tested for recoverability under ASC 360. We have considered potential impairment and conducted assessments at March 31, 2010, June 30, 2010 and September 30, 2010, considering the current year operating results and the current economic and competitive conditions at each date. In each case we determined there were no specific events or indicators that goodwill was impaired or that warranted an interim step-one test.

As disclosed in the Goodwill and Intangible Asset footnote of our Form 10-K, in evaluating goodwill for impairment we use a combination of valuation techniques primarily using discounted cash flows to determine the fair value of our reporting units and market based multiples as supporting evidence. Key assumptions, all of which are level 3 fair value inputs, include projections of future revenues and expenses, working capital, terminal values, discount rates and long term growth rates. In addition, our disclosure states that these assumptions, and the resulting fair values, could change based on a variety of factors including actual operating performance or the impact of future events on cost of capital and the related discount rates used. We have disclosed the amount of goodwill allocated to each unit in the Notes to Consolidated Financial Statements on page 40 of our Form 10-K for the fiscal year ended December 31, 2009, and in each subsequent interim filing, and believe that we have addressed all disclosures required by Item 303 of Regulation S-K.

However, to provide additional clarity, as of our most recent step-one test on October 1, 2009, the closest margin for fair value exceeding carrying value was 12% for the Lawn and Garden reporting unit. Goodwill at October 1, 2009 for this reporting unit was approximately $81 million. All other reporting units’ fair values exceeded their respective carrying values by more than 60%.

As noted in your letter, operating profits in our Lawn & Garden reporting unit were substantially down from the prior year for the March 31, 2010 and June 30, 2010 interim reporting periods. Sales for this reporting unit in 2010 have been roughly comparable to the prior year and consistent with the assumptions used in our October 1, 2009 goodwill evaluation, however, operating profits were significantly impacted by rapidly escalating raw material costs during 2010. The impact of these higher raw material costs could not be recovered through selling prices in the short term, but we do not believe this caused a material reduction to the long term expected cash flows or valuation of the business.

In our Form 10-Q for the quarter ended September 30, 2010 and future filings (following our annual impairment testing or whenever indicators warrant interim step-one testing) we will provide additional disclosure if any of our reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact our results or total shareholders’ equity. This disclosure will include:

•	The percentage by which fair value exceeds carrying value as of the most recent step-one test or that such fair values substantially exceed carrying value.

•	The amount of goodwill allocated to the unit.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of the uncertainties associated with each key assumption.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have questions regarding our responses, you can contact me at (330) 761-6303.

Very truly yours,

/s/ Donald A. Merril
Donald A. Merril
Vice President and Chief Financial Officer